                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008



                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X        Form 40-F
              ---                ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No X
        ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
                                                 -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's first quarter report of 2008.

     This report contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     -- the Registrant's future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this report, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     PetroChina Company Limited

Dated: April 30, 2008                                By:    /s/ Li Huaiqi
                                                            ------------------
                                                     Name:  Li Huaiqi
                                                     Title: Company Secretary

                       (PETROCHINA COMPANY LIMITED LOGO)

                              (CHINESE CHARACTERS)
                           PETROCHINA COMPANY LIMITED
 (A joint stock limited company incorporated in the People's Republic of China with limited liability)
 (Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code:
                                    601857)


                                  ANNOUNCEMENT

                          FIRST QUARTER REPORT OF 2008

--------------------------------------------------------------------------------

Pursuant to the regulations of the China Securities Regulatory Commission, PetroChina Company Limited is required to publish a quarterly report for each of the first and third quarters.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

--------------------------------------------------------------------------------

SECTION 1 IMPORTANT NOTICE

1.1 The Board of Directors of PetroChina Company Limited (the "Company"), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this announcement, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement.

1.2 This announcement has been approved unanimously at the extraordinary meeting of the Board of Directors of the Company (the "Board"). No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of this announcement.

1.3 The financial statements of the Company and its subsidiaries (the "Group") are prepared in accordance with the Basic Standard and 38 specific standards of Accounting Standards for Business Enterprises issued by the Ministry of Finance for the People's Republic of China (the "PRC") on February 15, 2006, Application Guidance of Accounting Standard For Business Enterprises, Interpretation of Accounting Standards For Business Enterprises and other regulations issued thereafter (collectively, the "CAS") and the International Financial Reporting Standards (the "IFRS"), respectively. The financial statements in this announcement have not been audited.

1.4 Mr. Jiang Jiemin, Chairman of the Board and President of the Company, and Mr. Zhou Mingchun, Chief Financial Officer and Head of the Finance Department of the Company, warrant the truthfulness and completeness of the financial statements in this announcement.

SECTION 2 BASIC INFORMATION OF THE COMPANY

2.1 Summary of Accounting Data and Financial Indicators
2.1.1 Key Accounting Data and Financial Indicators Prepared under IFRS

                                                                                Unit: RMB Million
-------------------------------------------------------------------------------------------------
                                           FOR THREE MONTHS ENDED             CHANGES COMPARED
                                                  MARCH 31,                WITH THE SAME PERIOD
                                           ----------------------                OF 2007 (%)
ITEMS                                      2008           2007
-------------------------------------------------------------------------------------------------
Net profit attributable to equity
 holders of the Company                    28,885          42,140                          (31.5)

Basic and diluted earnings per
 share for profit attributable to
 equity holders of the Company (RMB)         0.16            0.24                          (33.0)

Return on net assets (%)                      3.8             6.7         (2.9 percentage points)

Net cash flows from operating
 activities                                31,988          51,399                          (37.8)

Net cash flows from operating
 activities per share (RMB)                  0.17            0.29                          (41.4)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                                              CHANGES AS AT MARCH
                                                                             31, 2008 AS COMPARED
                                         AS AT MARCH    AS AT DECEMBER          WITH DECEMBER 31,
ITEMS                                       31, 2008          31, 2007                   2007 (%)
-------------------------------------------------------------------------------------------------
Total assets                               1,125,686         1,060,131                        6.2

Equity attributable to equity holders
 of the Company                              761,419           733,405                        3.8

Net assets per share (RMB)                      4.16              4.01                        3.7
-------------------------------------------------------------------------------------------------

2.1.2 Key Accounting Data and Financial Indicators Prepared under CAS

                                                                                Unit: RMB Million
-------------------------------------------------------------------------------------------------
                                                   AS AT THE
                                                  END OF THE       AS AT THE     CHANGES COMPARED
                                                   REPORTING     YEAR-END OF   WITH THE PRECEDING
                                                      PERIOD            2007         YEAR-END (%)
-------------------------------------------------------------------------------------------------
Total assets                                       1,061,357         994,092                  6.8

Equity attributable to equity holders of the
 Company                                             703,148         677,367                  3.8

Net assets per share (RMB)                              3.84            3.70                  3.8
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                              FROM THE BEGINNING OF              CHANGES COMPARED
                                             THE YEAR TO THE END OF          WITH THE SAME PERIOD
                                               THE REPORTING PERIOD     OF THE PRECEDING YEAR (%)
-------------------------------------------------------------------------------------------------
Net cash flows from operating activities                     32,627                        (37.9)

Net cash flows per share from operating
 activities (RMB)                                              0.18                        (37.9)
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                     FROM THE
                                                   BEGINNING OF
                                                   THE YEAR TO
                                        THE       THE END OF THE                 CHANGES COMPARED
                                     REPORTING      REPORTING                WITH THE SAME PERIOD
                                      PERIOD          PERIOD            OF THE PRECEDING YEAR (%)
-------------------------------------------------------------------------------------------------
Net profit attributable to
 equity holders of the Company          26,519            26,519                           (28.6)

Basic earnings per share (RMB)            0.14              0.14                           (30.2)

Basic earnings per share
 after deducting non-recurring
 profit/loss items (RMB)                  0.15              0.15                           (29.7)

Diluted earnings per share (RMB)          0.14              0.14                           (30.2)

Fully diluted return on net
 assets (%)                                3.8               3.8          (2.6 percentage points)

Fully diluted return on
 net assets after deducting
 non-recurring profit/loss
 items (%)                                 3.8               3.8          (2.6 percentage points)
-------------------------------------------------------------------------------------------------

                                                                                Unit: RMB Million
-------------------------------------------------------------------------------------------------
                                                                 FOR THREE MONTHS ENDED MARCH 31,
NON-RECURRING PROFIT/LOSS ITEMS                                               2008 (PROFIT)/ LOSS
-------------------------------------------------------------------------------------------------
Loss on disposal of non-current assets*                                                        49

Other non-operating net income and expenses                                                   207

Government grants                                                                            (44)

Tax effect of non-recurring profit/loss items                                                (82)
                                                                 --------------------------------
Total                                                                                         130
-------------------------------------------------------------------------------------------------

*Excluding exploratory dry holes

2.1.3 Differences between CAS and IFRS

                                                               Unit: RMB Million
--------------------------------------------------------------------------------
                                                      CAS                  IFRS
--------------------------------------------------------------------------------
Net profit (including minority interest)              31,059              33,585
Equity (including minority interest)                 749,744             813,194
Analysis of differences                     See appendix for details
--------------------------------------------------------------------------------

2.2 Number of Shareholders and Top Ten Shareholders Holding Shares Without Selling Restrictions at the End of the Reporting Period

---------------------------------------------------------------------------------------------------------
Number of shareholders at the end of the          2,138,310 shareholders including 2,132,813 holders of A
reporting period                                  shares and 5,497 holders of H shares (including holders
                                                  of the American Depository Shares)
---------------------------------------------------------------------------------------------------------
                     Top ten shareholders holding shares without selling restrictions
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
NAME OF SHAREHOLDERS                              QUANTITY OF TRADABLE SHARES IN        TYPE OF SHARES
                                                  POSSESSION AS AT THE END OF THE
                                                  REPORTING PERIOD (SHARE)
---------------------------------------------------------------------------------------------------------
1. HKSCC Nominees Limited                                          20,924,204,346       H Share
---------------------------------------------------------------------------------------------------------
2. China Life Insurance (Group)
Company-Traditional-Ordinary
Insurance Product                                                      30,000,000       A Share
---------------------------------------------------------------------------------------------------------
3. Ping An Life Insurance Company of
China, Ltd.- Traditional-Ordinary
Insurance Product                                                      27,005,852       A Share
---------------------------------------------------------------------------------------------------------
4. China Life Insurance Company
Limited-Traditional-Ordinary Insurance                                 25,069,000       A Share
Product-005L-CT001 Shanghai
---------------------------------------------------------------------------------------------------------
5. Ping An Life Insurance Company of
China, Ltd.-Proprietary Funds                                          25,000,000       A Share
---------------------------------------------------------------------------------------------------------
6. China Life Insurance Company
Limited-Dividends-Personal Dividends-
005L-FH002 Shanghai                                                    23,519,708       A Share
---------------------------------------------------------------------------------------------------------
7. Industrial and Commercial Bank of
China-Shanghai 50 Index ETF Securities
Investment Fund                                                        21,612,640       A Share
---------------------------------------------------------------------------------------------------------
8. China Life Insurance Company
Limited-Dividends-Group Dividends-
005L-FH001 Shanghai                                                    20,000,000       A Share
---------------------------------------------------------------------------------------------------------
9. Bank of China-Shanghai and Shenzhen
300 Index Jiashi Securities Investment
Fund                                                                   19,156,213       A Share
---------------------------------------------------------------------------------------------------------
10. CSIC Finance Co. Ltd.                                              15,935,600       A Share
---------------------------------------------------------------------------------------------------------

2.3 Review of Results of Operations

The PRC economy maintained rapid growth during the first quarter of 2008, with an increase in the GDP of 10.6%. International crude oil prices maintained at a high level and continuously reached unprecedented record level and prices of chemical products continue to soar. Faced with the changes in the operating environment, the Company planned in a scientific manner and responded actively, and realised a continuous development in the principal operations of the Group, stable production and operation, steady increase in the output of major products and further enhancement of the sustainability of the Group. Excluding the impacts resulted from policy factors such as the special levy on domestic crude oil sales and the macro economic controls on the prices of refined products, the efficacy of the Company's operation continues to maintain at a higher level.

In respect of exploration and production, the Group carried out exploration at the key basins and focused on key exploration projects, enhanced the exploration of mature oilfields and ventured into the exploration of new oilfields actively. The Group realised overall discovery and development of new oilfields, fully activated secondary recovery of mature oilfields, and conducted production in the oilfields in a safe, steady and orderly manner. During the first quarter of 2008, the crude oil output of the Group was 216 million barrels and the marketable natural gas output was 484.7 billion cubic feet, representing an increase of 3.3% and 18.0% from the same period in 2007, respectively.

Faced with growing demand in the market, the Group organised refining process meticulously, scientifically modified refining arrangements, and optimised allocation of resources and product mix actively, and thereby realised safe, stable, long-term, full-load and optimised production. Crude oil processing and production of key refined products reached a historically high level. During the first quarter of 2008, the Group's refineries processed 217 million barrels of crude oil, representing an increase of 7.4% from the same period in 2007, produced 18.924 million tonnes of gasoline, diesel and kerosene, representing an increase of 8.8% from the same period in 2007, and produced 709,000 tonnes of ethylene, representing an increase of 9.2% from the same period in 2007.

In respect of sales of the refined products, the Group thrived to overcome the adverse impacts resulted from domestic refined product prices being lower than that in the international market and natural disasters including cold weather, rain and snow storms, frost and etc., performed our social responsibilities conscientiously, modified our sales structure and strengthened our operation and management. During the first quarter of 2008, the Group sold 21.865 million tonnes of gasoline, diesel and kerosene, representing an increase of 18.5% from the same period of in 2007.

A number of key pipeline constructions developed in an orderly manner, and the Second West-East Pipeline project commenced construction. The storage, transportation and sale of oil products and natural gas are conducted in a safe and orderly manner, the Group's ability in ensuring the oil and natural gas supply was further strengthened, and providing a solid foundation for the Company's development.

The Group speeded up the international operations and continued to expand the scale of business. Oil and natural gas output from international operations continued to grow. The Group has further enhanced its international trading business and the trading volume and revenue increased rapidly.

Summary of Key Operating Data for the Three Months Ended March 31, 2008

--------------------------------------------------------------------------------------------------------
                                                                                               CHANGES
                                                                                               COMPARED
                                                                                               WITH THE
                                                                           THREE MONTHS          SAME
                                                                          ENDED MARCH 31,      PERIOD OF
                                                                         -----------------        2007
         OPERATING DATA                                UNIT               2008       2007         (%)
--------------------------------------------------------------------------------------------------------
Crude oil output                                   Million barrels        216.0      209.2           3.3
--------------------------------------------------------------------------------------------------------
Marketable natural gas output                   Billion cubic feet        484.7      410.6          18.0
--------------------------------------------------------------------------------------------------------
Oil and natural gas equivalent output              Million barrels        296.8      277.6           6.9
--------------------------------------------------------------------------------------------------------
Average realised price for crude oil                    USD/barrel        87.93      53.95          63.0
--------------------------------------------------------------------------------------------------------
Average realised price for natural gas               USD/ thousand         3.15       2.53          24.5
                                                        cubic feet
--------------------------------------------------------------------------------------------------------
Processed crude oil                                Million barrels        217.0      202.0           7.4
--------------------------------------------------------------------------------------------------------
Output of refined products                         Thousand tonnes       18,924     17,401           8.8
--------------------------------------------------------------------------------------------------------
  of which: Gasoline                               Thousand tonnes        6,311      5,385          17.2
--------------------------------------------------------------------------------------------------------
            Kerosene                               Thousand tonnes          529        441          20.0
--------------------------------------------------------------------------------------------------------
            Diesel                                 Thousand tonnes       12,084     11,575           4.4
--------------------------------------------------------------------------------------------------------
Total sales volume of refined products             Thousand tonnes       21,865     18,455          18.5
--------------------------------------------------------------------------------------------------------
Number of service stations                                    Unit       18,406     18,385           0.1
--------------------------------------------------------------------------------------------------------
Output of key chemical products
--------------------------------------------------------------------------------------------------------
  Ethylene                                         Thousand tonnes          709        649           9.2
--------------------------------------------------------------------------------------------------------
  Synthetic resin                                  Thousand tonnes        1,078      1,011           6.6
--------------------------------------------------------------------------------------------------------
  Synthetic fiber raw materials and
   polymer                                         Thousand tonnes          439        332          32.2
--------------------------------------------------------------------------------------------------------
  Synthetic rubber                                 Thousand tonnes           82         79           3.8
--------------------------------------------------------------------------------------------------------
  Urea                                             Thousand tonnes        1,021        988           3.3
--------------------------------------------------------------------------------------------------------

SECTION 3 SIGNIFICANT EVENTS

3.1 Significant changes of key accounting items and financial indicators under CAS and explanation of such changes

     [x] Applicable     [ ] Inapplicable

                                                                             Unit: RMB Million
----------------------------------------------------------------------------------------------
                                                                                     CHANGES
ITEMS                             AS AT MARCH 31, 2008    AS AT DECEMBER 31, 2007      (%)
----------------------------------------------------------------------------------------------
Cash at bank and on hand                       116,465                     88,589        31.5
----------------------------------------------------------------------------------------------
Notes receivable                                 6,611                      4,735        39.6
----------------------------------------------------------------------------------------------
Accounts receivable                             30,407                     18,419        65.1
----------------------------------------------------------------------------------------------
Advances to suppliers                           41,793                     20,386       105.0
----------------------------------------------------------------------------------------------
Short-term borrowings                           27,766                     18,734        48.2
----------------------------------------------------------------------------------------------
Dividends payable                                2,125                         89     2,287.6
----------------------------------------------------------------------------------------------
Other payables                                  27,782                     17,849        55.7
----------------------------------------------------------------------------------------------
Current portion of non-
 current liabilities                            15,431                     11,652        32.4
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
                                         FOR THREE MONTHS ENDED MARCH 31,
                                  ----------------------------------------------     CHANGES
ITEMS                                         2008                 2007                (%)
----------------------------------------------------------------------------------------------
Operating income                               259,048                   182,604         41.9
----------------------------------------------------------------------------------------------
Cost of sales                                  168,787                    99,971         68.8
----------------------------------------------------------------------------------------------
Tax and levies on operations                    28,878                    11,611        148.7
----------------------------------------------------------------------------------------------
Taxation                                         7,174                    12,897        (44.4)
----------------------------------------------------------------------------------------------
Net profit attributable to
 equity holders of the Company                  26,519                    37,136        (28.6)
----------------------------------------------------------------------------------------------
Net profit attributable to
 minority interest                               4,540                     1,953        132.5
----------------------------------------------------------------------------------------------
Net cash flows from
 operating activities                           32,627                    52,511        (37.9)
----------------------------------------------------------------------------------------------
Net cash flows used for
 investing activities                          (19,864)                  (28,605)       (30.6)
----------------------------------------------------------------------------------------------
Net cash flows from
 financing activities                           15,633                       293      5,235.5
----------------------------------------------------------------------------------------------

Explanation of significant changes:

The increase in cash at bank and on hand was mainly due to increases in sales income of the Group and the increase in short-term borrowings undertaken for the Group's operations.

The increase in notes receivable was mainly due to an increase in sales income.

The increase in accounts receivable was mainly due to the expansion of the scale of Group's operations and the increase in sales income.

The increase in advances to suppliers was mainly due to increased capital expenditure and also reflects increases in the prices of raw materials and supplies.

The increase in short-term borrowings was mainly due to the additional loans undertaken for the Group's operations.

The increase in dividends payable was mainly due to dividends that have been declared in the first quarter of 2008 but have not been distributed by the subsidiaries of the Group to the minority interest.

The increase in other payables was mainly due to increase in liabilities incurred during the period and increases in safety fund accrual.

The increase in the current portion of non-current liabilities was mainly due to an increase in long-term borrowings becoming due within a year partially offset by repayment of the current portion of non-current liabilities in the three months ended March 31, 2008.

The increase in operating income was mainly due to increases in selling prices and increases of sales volume of major products of the Group.

The increase in cost of sales was mainly due to an increase in the purchase prices of crude oil, feedstock oil and other raw materials from external suppliers as well as an expansion in the production scale of the Group.

The increase in tax and levies on operations was mainly due to increases in the payment of the special levy on the sale of domestic crude oil by the Group.

The decrease in taxation was mainly due to both a lower level of profit in the three months ended March 31, 2008 compared with the same period in 2007 as well as a reduced corporate income tax rate.

The decrease in the net profit attributable to equity holders of the Company reflects the effect of the factors discussed above in relation to the income statement items.

The increase in the net profit attributable to minority interest was mainly due to the expansion and the increase in profit of the subsidiaries of the Group.

The decrease in net cash flows from operating activities was mainly due to the increase in cash received from sales of goods and rendering of services being less than that offset by the cash paid for goods and services purchased.

The decrease in net cash flows used for investing activities was mainly due to a reduction in capital expenditures paid in cash.

The increase in net cash flows from financing activities was mainly due to increases in capital contributions to subsidiaries from minority interest as well as a net increase in short-term borrowings undertaken by the Group for the Group's operations.

3.2 Significant events and their impacts as well as the analysis and explanation for the solutions
     [x] Applicable     [ ] Inapplicable

--------------------------------------------------------------------------------
1. In February 2008, the Second West-East Gas Pipeline project commenced construction. The Second West-East Gas Pipeline project is the first large scale gas pipeline construction in the PRC which imports natural gas resources from overseas. The Second West-East Gas Pipeline project starts from Horgas Pass of Xinjiang Province and ends at Guangzhou of southern China and Shanghai of eastern China, which the mainline and its eight branches are 9,102 kilometers in length, passing 14 provinces, autonomous regions and cities including Xinjiang, Gansu, Ningxia, Shanxi, Henan, Hubei, Jiangxi, Hunan, Guangdong, Guangxi, Zhejiang, Shanghai, Jiangsu and Anhui. The project is designed to transport 30 billion cubic meters of natural gas per year. The total capital expenditure of the project is RMB142.2 billion. The west section of the project is expected to be completed and commence operation by the end of 2009, and the whole pipeline network is expected to commence operation by the end of 2011.

2. In April 2008, the Company has been notified by the Ministry of Finance of PRC that in order to ensure supply of crude oil and refined products in the market, the Ministry of Finance will implement financial support measures. Please refer to the announcement published by the Company on April 21, 2008 in the China Securities Journal, Shanghai Securities News and Securities Time and the websites of the Shanghai Stock Exchange and the Stock Exchange of Hong Kong Limited for further details.
--------------------------------------------------------------------------------

3.3 Status of commitment issue fulfillment by the Company, shareholder and actual controller
     [x] Applicable     [ ] Inapplicable

--------------------------------------------------------------------------------
During the reporting period covered by this announcement, the performance of specific undertakings made by China National Petroleum Corporation ("CNPC"), the controlling shareholder of the Company, was consistent with the disclosures made in the Performance of Commitments section in the Company's Annual Report of 2007. There have been no events affecting the performance of these undertakings to date.
--------------------------------------------------------------------------------

3.4 Caution and explanation as to the anticipated loss of undistributed profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year
     [ ] Applicable     [x] Inapplicable

3.5  Investments in securities
     [ ] Applicable     [x] Inapplicable

3.6 This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version will prevail.

                                              By Order of the Board of Directors
                                                      PetroChina Company Limited
                                                                    Jiang Jiemin
                                                                        Chairman
                                                                Beijing, the PRC
                                                                  April 28, 2008

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive directors.

Appendix

A. Financial statements for the first quarter of 2008 prepared in accordance with IFRS

1. Consolidated Profit and Loss Account



----------------------------------------------------------------------------------------
                                                       For three months ended March 31,
                                                                2008               2007
                                                            --------           --------
                                                                 RMB                RMB
                                                             Million            Million
----------------------------------------------------------------------------------------
TURNOVER                                                     259,048            182,604
                                                            --------           --------
OPERATING EXPENSES
  Purchases, services and other                             (134,864)           (72,980)
  Employee compensation costs                                (13,791)           (10,535)
  Exploration expenses, including exploratory
   dry holes                                                  (6,631)            (4,776)
  Depreciation, depletion and amortisation                   (18,903)           (15,444)
  Selling, general and administrative expenses               (13,678)           (12,876)
  Taxes other than income taxes                              (30,326)           (12,492)
  Other income, net                                              224                475
                                                            --------           --------
TOTAL OPERATING EXPENSES                                    (217,969)          (128,628)
                                                            --------           --------
PROFIT FROM OPERATIONS                                        41,079             53,976
                                                            --------           --------
FINANCE COSTS
  Exchange gain                                                  856                215
  Exchange loss                                               (1,228)              (328)
  Interest income                                                626                320
  Interest expense                                            (1,041)            (1,054)
                                                            --------           --------
TOTAL NET FINANCE COSTS                                         (787)              (847)
                                                            --------           --------
SHARE OF PROFIT OF ASSOCIATES AND JOINTLY
 CONTROLLED ENTITIES                                           1,218              1,475
                                                            --------           --------
PROFIT BEFORE TAXATION                                        41,510             54,604
TAXATION                                                      (7,925)           (10,182)
                                                            --------           --------
PROFIT FOR THE PERIOD                                         33,585             44,422
                                                            ========           ========
ATTRIBUTABLE TO:
  Equity holders of the Company                               28,885             42,140
  Minority interest                                            4,700              2,282
                                                            --------           --------
                                                              33,585             44,422
                                                            ========           ========
BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT
 ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
 DURING THE PERIOD (RMB)                                        0.16               0.24
                                                            ========           ========
----------------------------------------------------------------------------------------




----------------------       ---------------       ---------------------------
Chairman and President           Director            Chief Financial Officer
    Jiang Jiemin                Zhou Jiping                Zhou Mingchun

2. Consolidated Balance Sheet

----------------------------------------------------------------------------------------
                                                             March 31,     December 31,
                                                                  2008             2007
                                                             ---------     ------------
                                                                   RMB              RMB
                                                               Million          Million
----------------------------------------------------------------------------------------
NON CURRENT ASSETS
  Property, plant and equipment                                761,611          762,882
  Investments in associates and jointly controlled
   entities                                                     26,553           26,535
  Available-for-sale financial assets                            2,280            2,581
  Advance operating lease payments                              23,147           23,417
  Intangible and other assets                                    8,849            8,488

  Time deposits with maturities over one year                    4,784            5,053
                                                             ---------     ------------
TOTAL NON CURRENT ASSETS                                       827,224          828,956
                                                             ---------     ------------

CURRENT ASSETS
  Inventories                                                   92,377           88,467
  Accounts receivable                                           30,407           18,419
  Prepaid expenses and other current assets                     57,386           36,018
  Notes receivable                                               6,611            4,735
  Time deposits with maturities over three
   months but within one year                                   18,022           18,042
  Cash and cash equivalents                                     93,659           65,494
                                                             ---------     ------------
TOTAL CURRENT ASSETS                                           298,462          231,175
                                                             ---------     ------------

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                     160,870          144,353
  Income tax payable                                             9,109           11,709
  Other taxes payable                                           19,786           11,099
  Short-term borrowings                                         43,724           30,934
                                                             ---------     ------------
TOTAL CURRENT LIABILITIES                                      233,489          198,095
                                                             ---------     ------------

NET CURRENT ASSETS /(LIABILITIES)                               64,973           33,080
                                                             ---------     ------------
TOTAL ASSETS LESS CURRENT LIABILITIES                          892,197          862,036
                                                             =========     ============

---------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    March 31,       December 31,
                                                         2008               2007
                                                    ---------       ------------
                                                          RMB                RMB
                                                      Million            Million
--------------------------------------------------------------------------------
EQUITY
  Equity attributable to equity holders of the
   Company:
    Share capital                                     183,021            183,021
    Retained earnings                                 361,317            332,432
    Reserves                                          217,081            217,952
                                                     --------        -----------
                                                      761,419            733,405
  Minority interest                                    51,775             42,942
                                                     --------        -----------
TOTAL EQUITY                                          813,194            776,347
                                                     --------        -----------

NON CURRENT LIABILITIES
  Long-term borrowings                                 34,751             39,688
  Asset retirement obligations                         25,158             24,761
  Deferred taxation                                    18,078             20,205
  Other long-term obligations                           1,016              1,035
                                                     --------        -----------
TOTAL NON CURRENT LIABILITIES                          79,003             85,689
                                                     --------        -----------

TOTAL EQUITY AND NON CURRENT LIABILITIES              892,197            862,036
                                                     ========        ===========
--------------------------------------------------------------------------------




----------------------       ---------------       ---------------------------
Chairman and President           Director            Chief Financial Officer
     Jiang Jiemin              Zhou Jiping               Zhou Mingchun

3. Consolidated Cash Flow Statement

----------------------------------------------------------------------------------------------------
                                                                    For three months ended March 31,
                                                                                   2008         2007
                                                                                -------      -------
                                                                                    RMB          RMB
                                                                                Million      Million
----------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES (a)                                         31,988       51,399
                                                                                -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                          (19,492)     (28,187)
  Acquisition of investments in associates and jointly
   controlled entities                                                             (114)        (264)
  Acquisition of available-for-sale financial assets                                 (5)        (288)
  Acquisition of intangible assets                                                 (161)        (129)
  Acquisition of other non-current assets                                          (562)         (81)
  Other purchase of minority interest                                              (700)          (2)
  Proceeds from disposal of property, plant and equipment                            25          236
  Proceeds from disposal of investments in associates and
   jointly controlled entities                                                       --            4
  Proceeds from disposal of available-for-sale financial
   assets                                                                            --          144
  Dividends received                                                                749           90
  Decrease/(Increase) in time deposits with maturities over
   three months                                                                      93          (25)
                                                                                -------      -------
NET CASH USED FOR INVESTING ACTIVITIES                                          (20,167)     (28,502)
                                                                                -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Repayments of short-term borrowings                                           (18,523)     (12,698)
  Repayments of long-term borrowings                                             (1,331)     (10,499)
  Dividends paid to minority interest                                              (210)         (37)
  Increase in short-term borrowings                                              27,765       13,562
  Increase in long-term borrowings                                                  696       11,098
  Capital contribution from minority interest                                     8,197           14
  Change in other long-term obligations                                             (19)        (138)
                                                                                -------      -------
NET CASH FROM FINANCING ACTIVITIES                                               16,575        1,302
                                                                                -------      -------
TRANSLATION OF FOREIGN CURRENCY                                                    (231)          (9)
                                                                                -------      -------
  Increase in cash and cash equivalents                                          28,165       24,190
  Cash and cash equivalents at beginning of the period                           65,494       48,559
                                                                                -------      -------
  Cash and cash equivalents at end of the period                                 93,659       72,749
                                                                                =======      =======
----------------------------------------------------------------------------------------------------


-------------------------       ------------       -----------------------------
 Chairman and President           Director            Chief Financial Officer
    Jiang Jiemin                 Zhou Jiping              Zhou Mingchun

(a) Cash flows from operating activities

-------------------------------------------------------------------------------------------------
                                                                For three months ended March 31,

                                                                             2008           2007
                                                                          -------        -------
                                                                              RMB            RMB
                                                                          Million        Million
-------------------------------------------------------------------------------------------------
PROFIT FOR THE PERIOD                                                      33,585         44,422
Adjustments for:
  Taxation                                                                  7,925         10,182
  Depreciation, depletion and amortisation                                 18,903         15,444
  Capitalised exploratory costs charged to expense                          2,571          1,755
  Share of profit of associates and jointly controlled
   entities                                                                (1,218)        (1,475)
  Reversal of provision for impairment of receivables, net                    (31)           (41)
  Write down in inventories, net                                               --            (35)
  Impairment of investments in associates and jointly
   controlled entities                                                         20             --
  Loss on disposal of property, plant and equipment                            90             61
  Profit on disposal of available-for-sale financial assets                    --           (107)
  Dividend income                                                              (8)            (8)
  Interest income                                                            (626)          (320)
  Interest expense                                                          1,041          1,054
Advance payments on long-term operating leases                               (150)          (459)
Changes in working capital:
  Accounts receivable and prepaid expenses and other current
   assets                                                                 (35,067)       (16,323)
  Inventories                                                              (3,910)        (5,629)
  Accounts payable and accrued liabilities                                 21,858         13,998
                                                                          -------        -------
CASH GENERATED FROM OPERATIONS                                             44,983         62,519
  Interest received                                                           453            356
  Interest paid                                                              (964)          (999)
  Income taxes paid                                                       (12,484)       (10,477)
                                                                          -------        -------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  31,988         51,399
                                                                          =======        =======
-------------------------------------------------------------------------------------------------

B. Financial statements for the first quarter of 2008 prepared in accordance with CAS

1. Consolidated Balance Sheet

--------------------------------------------------------------------------
                                              March 31,       December 31,
                                                   2008               2007
                                              ---------       ------------
                                                    RMB                RMB
ASSETS                                          Million            Million
--------------------------------------------------------------------------

Current assets
  Cash at bank and on hand                      116,465             88,589
  Notes receivable                                6,611              4,735
  Accounts receivable                            30,407             18,419
  Advances to suppliers                          41,793             20,386
  Interest receivable                               282                109
  Dividends receivable                               19                 18
  Other receivables                              15,236             15,444
  Inventories                                    92,377             88,467
  Current portion of non-current assets              39                 59
  Other current assets                               17                  2
                                              ---------       ------------
Total current assets                            303,246            236,228
                                              ---------       ------------

Non-current assets
  Available-for-sale financial assets             2,234              2,530
  Long-term equity investments                   22,827             22,686
  Fixed assets                                  243,367            247,803
  Oil and gas properties                        318,559            326,328
  Construction in progress                      114,660            105,634
  Construction materials                          7,447              6,927
  Fixed assets pending disposal                     448                287
  Intangible assets                              20,065             20,022
  Goodwill                                          148                 --
  Long-term prepaid expenses                     11,928             12,028
  Deferred tax assets                            15,754             12,871
  Other non-current assets                          674                748
                                              ---------       ------------
Total non-current assets                        758,111            757,864
                                              ---------       ------------

TOTAL ASSETS                                  1,061,357            994,092
                                              =========       ============

--------------------------------------------------------------------------

-----------------------------------------------------------------------------
                                                   March 31,     December 31,
                                                        2008             2007
                                                   ---------     ------------
LIABILITIES AND                                          RMB              RMB
SHAREHOLDERS' EQUITY                                 Million          Million
-----------------------------------------------------------------------------
Current liabilities
  Short-term borrowings                               27,766           18,734
  Notes payable                                          564            1,143
  Accounts payable                                   109,466          104,460
  Advances from customers                             14,670           12,433
  Employee compensation payable                       11,029           11,585
  Taxes payable                                       28,895           22,808
  Interest payable                                       234              173
  Dividends payable                                    2,125               89
  Other payables                                      27,782           17,849
  Provisions                                             670              715
  Current portion of non-current liabilities          15,431           11,652
  Other current liabilities                               12               13
                                                   ---------     ------------
Total current liabilities                            238,644          201,654
                                                   ---------     ------------

Non-current liabilities
  Deferred income                                         75               76
  Long-term borrowings                                30,403           35,305
  Debentures payable                                   4,348            4,383
  Long-term payables                                      57               57
  Grants payable                                         755              774
  Provisions                                          25,158           24,761
  Deferred tax liabilities                            12,044           11,883
  Other non-current liabilities                          129              128
                                                   ---------     ------------
Total non-current liabilities                         72,969           77,367
                                                   ---------     ------------

TOTAL LIABILITIES                                    311,613          279,021
                                                   ---------     ------------
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                       March 31,   December 31,
                                                            2008           2007
                                                       ---------   ------------
                                                             RMB            RMB
                                                         Million        Million
-------------------------------------------------------------------------------
Shareholders' equity
  Share capital                                          183,021        183,021
  Capital surplus                                        122,079        122,192
  Surplus reserves                                       102,696        102,696
  Undistributed profits                                  297,063        270,544
  Currency translation differences                        (1,711)        (1,086)
                                                       ---------   ------------
Equity attributable to equity holders of the Company     703,148        677,367
                                                       ---------   ------------
Minority interest                                         46,596         37,704
                                                       ---------   ------------
Total shareholders' equity                               749,744        715,071
                                                       ---------   ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             1,061,357        994,092
                                                       =========   ============
-------------------------------------------------------------------------------





--------------------------       ---------------       -------------------------
  Chairman and President            Director            Chief Financial Officer
       Jiang Jiemin                Zhou Jiping               Zhou Mingchun

2. Company Balance Sheet

--------------------------------------------------------------------------------
                                                    March 31,      December 31,
                                                         2008              2007
                                                    ----------     -------------
                                                          RMB               RMB
ASSETS                                                Million           Million
--------------------------------------------------------------------------------
Current assets
  Cash at bank and on hand                            101,105            78,332
  Notes receivable                                      6,078             3,988
  Accounts receivable                                   3,523             2,131
  Advances to suppliers                                28,396            16,086
  Interest receivable                                     282               109
  Dividends receivable                                     60                85
  Other receivables                                    21,122            24,173
  Inventories                                          81,435            70,284
  Current portion of non-current assets                    37                59
  Other current assets                                     15                 2
                                                      --------     -------------
Total current assets                                  242,053           195,249
                                                      --------     -------------

Non-current assets
  Available-for-sale financial assets                   1,167             1,456
  Long-term equity investments                        120,276           104,691
  Fixed assets                                        195,665           199,411
  Oil and gas properties                              227,227           231,921
  Construction in progress                             93,067            85,597
  Construction materials                                5,741             5,455
  Fixed assets pending disposal                           443               282
  Intangible assets                                    16,292            16,356
  Long-term prepaid expenses                            9,827             9,924
  Deferred tax assets                                   9,773             9,048
                                                      --------     -------------
Total non-current assets                              679,478           664,141
                                                      --------     -------------

TOTAL ASSETS                                          921,531           859,390
                                                      ========     =============
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                    March 31,      December 31,
                                                         2008              2007
                                                    ----------     -------------
                                                          RMB               RMB
LIABILITIES
AND SHAREHOLDERS' EQUITY                              Million           Million
--------------------------------------------------------------------------------
Current liabilities
  Short-term borrowings                                31,198            17,898
  Accounts payable                                     64,950            66,877
  Advances from customers                              10,755            10,443
  Employee compensation payable                        10,114            10,751
  Taxes payable                                        19,464            13,793
  Interest payable                                        147                61
  Other payables                                       67,291            46,582
  Provisions                                               70                75
  Current portion of non-current liabilities           13,046             9,029
                                                    ----------     -------------
Total current liabilities                             217,035           175,509
                                                    ----------     -------------

Non-current liabilities
  Deferred income                                          61                62
  Long-term borrowings                                 23,642            29,044
  Debentures payable                                    3,500             3,500
  Long-term payables                                       56                56
  Grants payable                                          678               710
  Provisions                                           15,590            15,307
  Deferred tax liabilities                              7,021             6,598
  Other non-current liabilities                           124               123
                                                    ----------     -------------
Total non-current liabilities                          50,672            55,400
                                                    ----------     -------------

TOTAL LIABILITIES                                     267,707           230,909
                                                    ----------     -------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                            March 31,              December 31,
                                                 2008                      2007
                                            ----------             -------------
                                                  RMB                       RMB
                                              Million                   Million
--------------------------------------------------------------------------------
Shareholders' equity
  Share capital                               183,021                   183,021
  Capital surplus                             125,721                   125,848
  Surplus reserves                             91,596                    91,596
  Undistributed profits                       253,486                   228,016
                                            ----------             -------------
Total shareholders' equity                    653,824                   628,481
                                            ----------             -------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                          921,531                   859,390
                                            ==========             =============
--------------------------------------------------------------------------------





--------------------------      ---------------      ---------------------------
  Chairman and President           Director            Chief Financial Officer
      Jiang Jiemin                Zhou Jiping               Zhou Mingchun

3. Consolidated Income Statements

--------------------------------------------------------------------------------
                                               For three months ended March 31,
                                                          2008             2007
                                                      ---------         --------
                                                           RMB              RMB
ITEMS                                                  Million          Million
--------------------------------------------------------------------------------
1. Operating income                                    259,048          182,604

  Less: Cost of sales                                 (168,787)         (99,971)
        Tax and levies on operations                   (28,878)         (11,611)
        Selling expenses                               (10,497)          (9,069)
        General and administrative expenses            (13,157)         (10,571)
        Finance expenses                                  (872)            (828)
        Asset impairment losses                             11               76
  Add:  Investment income                                1,270            1,151
                                                      ---------         --------

2. Operating profit                                     38,138           51,781
                                                      ---------         --------
  Add:  Non-operating income                               537              505
  Less: Non-operating expenses                            (442)            (300)
                                                      ---------         --------

3. Profit before taxation                               38,233           51,986
  Less: Taxation                                        (7,174)         (12,897)
                                                      ---------         --------

4. Net profit                                           31,059           39,089
                                                      ---------         --------
  Net profit attributable to equity
   holders of the Company                               26,519           37,136
  Minority interest                                      4,540            1,953

5. Earnings per share (based on Group's
 net profit attributable to equity
 holders of the Company)
  Basic earnings per share (RMB)                          0.14             0.21
  Diluted earnings per share (RMB)                        0.14             0.21
                                                      =========         ========
--------------------------------------------------------------------------------





------------------------         -------------        -------------------------
 Chairman and President             Director           Chief Financial Officer
      Jiang Jiemin                Zhou Jiping               Zhou Mingchun

4. Company Income Statement

--------------------------------------------------------------------------------
                                               For three months ended March 31,
                                                          2008             2007
                                                      ---------         --------
                                                           RMB              RMB
ITEMS                                                  Million          Million
--------------------------------------------------------------------------------
1. Operating income                                    184,541          123,586
  Less: Cost of sales                                 (140,267)         (75,850)
        Tax and levies on operations                   (17,407)          (7,102)
        Selling expenses                                (8,375)          (7,159)
        General and administrative expenses            (10,347)          (7,921)
        Finance expenses                                  (266)            (556)
        Asset impairment losses                             11               71
  Add:  Investment income                               18,170           15,191
                                                      ---------         --------

2. Operating profit                                     26,060           40,260
                                                      ---------         --------
  Add:  Non-operating income                               438              493
  Less: Non-operating expenses                            (390)            (247)
                                                      ---------         --------

3. Profit before taxation                               26,108           40,506
  Less: Taxation                                          (638)          (4,398)
                                                      ---------         --------

4. Net profit                                           25,470           36,108
                                                      ---------         --------

5. Earnings per share
  Basic earnings per share (RMB)                          0.14             0.20
  Diluted earnings per share (RMB)                        0.14             0.20
                                                      =========         ========
--------------------------------------------------------------------------------





------------------------         -------------        -------------------------
 Chairman and President             Director           Chief Financial Officer
      Jiang Jiemin                Zhou Jiping                Zhou Mingchun

5. Consolidated Cash Flow Statement

--------------------------------------------------------------------------------
                                               For three months ended March 31,
                                                          2008             2007
                                                      ---------         --------
                                                           RMB              RMB
ITEMS                                                  Million          Million
--------------------------------------------------------------------------------
1. CASH FLOWS FROM OPERATING ACTIVITIES
   Cash received from sales of goods and
    rendering of services                              290,804          203,203
   Refund of taxes and levies                              351              257
   Cash received relating to other operating
    activities                                           1,640              237
                                                      ---------         --------
SUB-TOTAL OF CASH INFLOWS                              292,795          203,697
                                                      ---------         --------
   Cash paid for goods and services                   (187,888)         (97,262)
   Cash paid to and on behalf of employees             (14,347)         (10,764)
   Payments of taxes and levies                        (45,310)         (30,471)
   Cash paid relating to other operating
    activities                                         (12,623)         (12,689)
                                                      ---------         --------
SUB-TOTAL OF CASH OUTFLOWS                            (260,168)        (151,186)
                                                      ---------         --------
NET CASH FLOWS FROM OPERATING ACTIVITIES                32,627           52,511
                                                      ---------         --------

2. CASH FLOWS FROM INVESTING ACTIVITIES
   Cash received from disposal of investments               --              148
   Cash received from returns on investments             1,202              446
   Net cash received from disposal of fixed
    assets, oil and gas properties, intangible
    assets and other long-term assets                       25              236
                                                      ---------         --------
SUB-TOTAL OF CASH INFLOWS                                1,227              830
                                                      ---------         --------
   Cash paid to acquire fixed assets, oil and
    gas properties, intangible assets and
    other long term assets                             (20,365)         (28,856)
   Cash paid to acquire investments                       (726)            (579)
                                                      ---------         --------
SUB-TOTAL OF CASH OUTFLOWS                             (21,091)         (29,435)
                                                      ---------         --------
NET CASH FLOWS USED FOR INVESTING ACTIVITIES           (19,864)         (28,605)
                                                      =========         ========
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                               For three months ended March 31,
                                                          2008             2007
                                                      ---------         --------
                                                           RMB              RMB
ITEMS                                                  Million          Million
--------------------------------------------------------------------------------
3. CASH FLOWS FROM FINANCING ACTIVITIES
   Cash received from capital contributions              8,197               14
   Including: Cash received from minority
    shareholders' capital contributions to
    subsidiaries                                         8,197               14
   Cash received from borrowings                        28,461           24,660
   Cash received relating to other financing
    activities                                              19               --
                                                      ---------         --------
SUB-TOTAL OF CASH INFLOWS                               36,677           24,674
                                                      ---------         --------
   Cash repayments of borrowings                       (19,833)         (23,191)
   Cash payments for interest expenses and
    distribution of dividends or profits                (1,174)          (1,036)
      Including:  Subsidiaries' cash payments
       for distribution of dividends or
       profits to minority shareholders                   (210)             (37)
   Cash payments relating to other financing
    activities                                             (37)            (154)
                                                      ---------         --------
SUB-TOTAL OF CASH OUTFLOWS                             (21,044)         (24,381)
                                                      ---------         --------
NET CASH FLOWS FROM FINANCING ACTIVITIES                15,633              293
                                                      ---------         --------

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON
    CASH AND CASH EQUIVALENTS                             (231)              (9)
                                                      ---------         --------

5. NET INCREASE IN CASH AND CASH
    EQUIVALENTS                                         28,165           24,190
                                                      ---------         --------
   Add: Cash and cash equivalents at
    beginning of the period                             65,494           48,559
                                                      ---------         --------

6. CASH AND CASH EQUIVALENTS AT END OF THE
    PERIOD                                              93,659           72,749
                                                      =========         ========
--------------------------------------------------------------------------------





------------------------         -------------        -------------------------
 Chairman and President             Director           Chief Financial Officer
      Jiang Jiemin                Zhou Jiping                Zhou Mingchun

6. Company Cash Flow Statement

--------------------------------------------------------------------------------------
                                                     For three months ended March 31,
                                                             2008                2007
                                                         --------            --------
                                                              RMB                 RMB
ITEMS                                                     Million             Million
--------------------------------------------------------------------------------------

1. CASH FLOWS FROM OPERATING ACTIVITIES
  Cash received from sales of goods and
   rendering of services                                  212,172             140,987
  Refund of taxes and levies                                  307                 246
  Cash received relating to other operating
   activities                                               9,941               1,797
                                                         --------            --------
SUB-TOTAL OF CASH INFLOWS                                 222,420             143,030
                                                         --------            --------
  Cash paid for goods and services                       (166,230)            (77,843)
  Cash paid to and on behalf of employees                 (10,502)             (7,895)
  Payments of taxes and levies                            (18,611)            (13,595)
  Cash paid relating to other operating
   activities                                              (3,101)             (9,652)
                                                         --------            --------
SUB-TOTAL OF CASH OUTFLOWS                               (198,444)           (108,985)
                                                         --------            --------
NET CASH FLOWS FROM OPERATING ACTIVITIES                   23,976              34,045
                                                         --------            --------

2. CASH FLOWS FROM INVESTING ACTIVITIES
  Cash received from disposal of investments                   --                 135
  Cash received from returns on investments                18,263              14,988
  Net cash received from disposal of fixed
   assets, oil and gas properties, intangible
   assets and other long-term assets                           22                   8
                                                         --------            --------
SUB-TOTAL OF CASH INFLOWS                                  18,285              15,131
                                                         --------            --------
  Cash paid to acquire fixed assets, oil and
   gas properties, intangible assets and
   other long-term assets                                 (15,735)            (25,944)
  Cash paid to acquire investments                        (15,464)               (404)
                                                         --------            --------
SUB-TOTAL OF CASH OUTFLOWS                                (31,199)            (26,348)
                                                         --------            --------
NET CASH FLOWS USED FOR INVESTING ACTIVITIES              (12,914)            (11,217)
                                                         --------            --------
--------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                                       For three months ended March 31,
                                                               2008                2007
                                                            -------             -------
                                                                RMB                 RMB
ITEMS                                                       Million             Million
----------------------------------------------------------------------------------------

3. CASH FLOWS FROM FINANCING ACTIVITIES
  Cash received from capital contributions                       --                  --
  Cash received from borrowings                              24,898              20,541
  Cash received relating to other financing
   activities                                                     3                  --
                                                            -------             -------
SUB-TOTAL OF CASH INFLOWS                                    24,901              20,541
                                                            -------             -------
  Cash repayments of borrowings                             (12,565)            (20,125)
  Cash payments for interest expenses and
   distribution of dividends or profits                        (591)               (834)
  Cash payments relating to other financing
   activities                                                   (34)                (64)
                                                            -------             -------
SUB-TOTAL OF CASH OUTFLOWS                                  (13,190)            (21,023)
                                                            -------             -------
NET CASH FLOWS FROM/(USED FOR) FINANCING ACTIVITIES          11,711                (482)
                                                            -------             -------

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH
 AND CASH EQUIVALENTS                                            --                  --

5. NET INCREASE IN CASH AND CASH EQUIVALENTS                 22,773              22,346
                                                            -------             -------
  Add: Cash and cash equivalents at beginning
   of the period                                             60,332              45,029
                                                            -------             -------

6. CASH AND CASH EQUIVALENTS AT END OF THE PERIOD            83,105              67,375
                                                            =======             =======
----------------------------------------------------------------------------------------




--------------------------       ---------------       -------------------------
  Chairman and President             Director           Chief Financial Officer
      Jiang Jiemin                 Zhou Jiping               Zhou Mingchun

C. Significant differences between CAS and IFRS

The financial statements of the Group prepared in accordance with CAS differ in certain material aspects from those in accordance with IFRS. A statement of reconciliation of such differences is set out below:

-----------------------------------------------------------------------------------------------------------
                                                                      For three months ended March 31,
                                                                            2008                   2007
                                                                     -----------            -----------
                                                           Notes     RMB million            RMB million
-----------------------------------------------------------------------------------------------------------

Consolidated profit for the period under IFRS                             33,585                 44,422

Adjustments:

  Depletion of oil and gas properties                       (1)           (1,597)                (2,477)
  Amortisation of revaluation for assets other than
   fixed assets and oil and gas properties in 1999          (2)              (37)                   (19)
  Depreciation and depletion of revaluation for fixed
   assets and oil and gas properties in 2003                (3)              (59)                   (29)
  Difference on disposal of non-current assets
   related to the reversal of reversed impairment
   for non-current assets                                   (4)                5                     --

  Reversal of safety fund accrued under CAS which
   does not meet the definition of a liability under
   IFRS                                                     (5)           (1,596)                    --

  Other                                                                        6                    (93)

  Deferred taxation                                         (6)              752                 (2,715)
                                                                     -----------            -----------
Consolidated profit for the period under CAS                              31,059                 39,089
                                                                     ===========            ===========
-----------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                           March 31,       December 31,
                                                                                2008               2007
                                                                         -----------       ------------
                                                             Notes       RMB million        RMB million
--------------------------------------------------------------------------------------------------------

Consolidated shareholders' equity under IFRS                                 813,194            776,347

Adjustments:

  Depletion of oil and gas properties                         (1)            (81,259)           (79,662)
  Revaluation, amortisation of and disposal of assets
   other than fixed assets and oil and gas properties
   revalued in 1999                                           (2)                372                409
  Revaluation, and depreciation and depletion of
   fixed assets and oil and gas properties revalued in
   2003                                                       (3)                278                337
  Reversal of reversed impairment for non-current
   assets and related difference on disposal of such
   non-current assets                                         (4)                (87)               (92)
  Reversal of safety fund accrued under CAS which does
   not meet the definition of a liability under IFRS          (5)             (5,155)            (3,559)

  Currency translation differences                                               (38)              (390)

  Other                                                                          531                525

  Deferred taxation                                           (6)             21,908             21,156
                                                                         ------------      -------------

Consolidated shareholder's equity under CAS                                  749,744            715,071
                                                                         ============      =============
--------------------------------------------------------------------------------------------------------

     (1) Depletion of oil and gas properties is provided using the unit of production method under IFRS, while the straight-line method is used under CAS.

     (2) During the restructuring of CNPC and establishment of the Company in 1999, a valuation was carried out on June 30, 1999 for the assets and liabilities CNPC invested in the Company. The valuation results from China Enterprise Appraisals are all recognised in the financial statements under CAS. However, in the financial statements under IFRS, revaluation model is used in subsequent measurement by the Group only for fixed assets and oil and gas properties. Consequently, valuation results other than for fixed assets and oil and gas properties are not recognised in the financial statements under IFRS.

     (3) As the revaluation model is used in subsequent measurement for fixed assets and oil and gas properties by the Group under IFRS, revaluations were carried out by independent appraisers with sufficient regularity. In order to meet the requirements of IFRS, on September 30, 2003, a revaluation of the Group's refining and chemical production equipment was undertaken by a firm of independent valuers, China United Assets Appraiser Co., Ltd., in the PRC on a depreciated replacement cost basis. The results of the revaluation were recognised in the financial statements under IFRS. However, fixed assets and oil and gas properties are recognised using the historical cost model under CAS. Consequently, these revaluation results were not recognised in the financial statements under CAS.

     (4) Under CAS, once recognised, any impairment losses for long-term assets, such as fixed assets, oil and gas properties, intangible assets and long-term equity investments, cannot be reversed in subsequent accounting periods. However, under IFRS, if there are changes to the factors which resulted in the original impairment of the long-term asset which result in the recoverable amount being higher than the carrying amount the impairment loss previously recognised shall be reversed.

     (5) In accordance with the "Temporary regulation for safety expense financial management of high risk industry" issued by the Ministry of Finance and State Administration of Work Safety of PRC, a safety fund has been accrued for the Group's oil and gas exploration, refinery and chemical production activities within the PRC from January 1, 2007. This safety fund has been recognised into the Group's income statement. The accrued safety fund will be used for improving the safety conditions of production. As the Group did not have a specific utilisation plan for this accrued safety fund as at March 31, 2008, it was reversed under IFRS.

     (6) The consequences of (1)-(5) and other differences between IFRS and CAS on deferred taxation.